UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cuddle Clones LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Kentucky

    Date of organization
    September 20, 2010

Physical address of issuer
624 West Main Street, 3rd Floor, Louisville, KY 40202

Website of issuer
www.cuddleclones.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
August 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

The Company currently has 14 employees in Kentucky and its wholly-owned subsidiary employs 32 persons in China.

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,048,252.00	$864,393.00
Cash & Cash Equivalents	$852,452.00	$669,912.00
Accounts Receivable	$7,946.00	$1,149.00
Short-term Debt	$376,363.00	$350,357.00
Long-term Debt	$471,021.00	$0.00
Revenues/Sales	$2,301,242.00	$2,556,118.00
Cost of Goods Sold	$621,770.00	$610,482.00
Taxes Paid	$35,845.00	$22,086.00
Net Income	-$158,909.00	$387,729.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 5, 2018

FORM C

Cuddle Clones LLC



Up to $1,070,000.00 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Cuddle Clones LLC, a Kentucky limited liability company (the "Company," as well as references to "we," "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.cuddleclones.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 5, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

7

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.cuddleclones.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on re, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cuddle Clones LLC (the "Company" or "Cuddle Clones") is a Kentucky limited liability company, formed on September 20, 2010.

The Company is located at 624 West Main Street, 3rd Floor, Louisville, KY 40202.

The Company's website is www.cuddleclones.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Cuddle Clones has a very unique offering - we make adorable plush replicas of people's pets, along with other custom products of people's pets such as figurines, ornaments, jewelry, memorials and more. We manufacture our flagship products ourselves and source other products from local and international vendors.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Notes	1,070,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 10, 2018
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Competitors in this industry may have significantly greater financial, technical and human resources. Additionally, our competitors may have superior expertise in research and development with respect to similar products we intend to sell and market. Therefore, competitors may be better equipped to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased

excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 70 countries.
In 2018, approximately 18% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brennen Lawrence, Jennifer Williams, and William (Adam) Greene who are the Chief Executive Officer April 2, 2018; Co-founder and Chief Operating Officer from September 20, 2010 to present; and Co-founder, Chief Marketing Officer from September 20, 2010 to present of the Company respectively. The Company has or intends to enter into employment agreements with Brennen Lawrence, Jennifer Williams, and William (Adam) Greene although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brennen Lawrence, Jennifer Williams, and William (Adam) Greene or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit. The expected use of funds is described in the Section 'Use of Proceeds' on page 22 herein. However, the net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
The financial information attached hereto as Exhibit B is limited to a financial review by our CPA firm. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-

imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must

offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s).

If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, plush material, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Cuddle Clones manufactures plush replicas of people's pets along with other custom products of people's pets, such as figurines, ornaments, jewelry, memorials and more. We manufacture our flagship products ourselves and source other products from local and international vendors.

Business Plan
Our business model relies on the continued growth and success of our existing brand and products, as well as the creation and sourcing of new products. We are also committed to expanding the ability for our pet-loving audience to engage with us and each other on our website. Our vision is for Cuddle Clones to become the daily destination for crazy pet lovers to indulge in their affection for and celebration of their pets. We know our customers love their pets as much as we do, and we want to provide them a platform to express that love and celebrate the individuality of their pet. We plan to offer more content, contests, games, the ability to submit local shelters and charities for donation and much more. We believe that having this type of functionality will not only foster

engagement between pet owners but it will also lower our cost per visitor. Further, it will allow us to capture user data so that we can provide a customized user experience by making more relevant product suggestions in a contextual way that isn't invasive to our users' experience.

History of the Business
The Company was founded in 2010 and became operational in 2013. In 2013, our website and China workshop launched after raising a round of seed funding. The Company's flagship plush Cuddle Clones, plush golf club covers, 3D printed products, and memorials have been available for purchase since 2013. Our product offerings have evolved beyond since launch, and in 2016 the Company began selling plush slippers. In 2017 the Company began selling holiday stockings.

The Company's Products and/or Services

Product / Service	Description	Current Market
Plush - Cuddle Clone	An adorable stuffed animal replica that looks just like your pet.	Pet lovers
Plush - Slippers	House slippers made to look just like your pet.	Pet lovers
Plush – Holiday Stockings	Holiday stockings made to look just like your pet.	Pet lovers
Plush - Golf Club Covers	Custom made golf club covers of your pet.	Pet lovers, golfers
Sandstone Figurines	Figurines, ornaments, earrings and necklaces custom made to look like your pet.	Pet lovers
Memorials & Accessories	Granite memorials, wood memorials, urns, collars and more.	Pet lovers

We are constantly researching and sourcing new products, from more casual generic-breed products to volume-based print products to more unique high-end custom products, all of your pet. A significant portion of the proceeds from the offering will go toward the expansion of our product lines.

We offer all of our products via our online website store and through our affiliate program. We have shipped to over 70 countries and also have a strategic partner in Japan who sells our products to pet lovers in Japan.

Competition
The market for custom plush stuffed animals that look like your pet is niche. There are two main competitors: Petsies and Shelter Pups. We aim to position ourselves as the premium offering, with a higher price point, better quality and a more accommodating return/cancellation policy.

Customer Base
Our customers are pet lovers all across the world, including pet enthusiasts, people missing their pets, and people who are friends or family members of pet lovers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,349,867	Class 028: Plush Animals	Cuddle Clones	October 16, 2012	June 11, 2013	United States
11908792	Class 028: Plush Animals	Cuddle Clones	December 18, 2012	May 28, 2014	China
4,690,775	Class 042	Cartoonize My Pet	December 10, 2013	February 24, 2015	United States
4844684	Class 028: Plush toys	Cuddle Clones Logo	March 10, 2015	November 3, 2015	United States

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Grant Date	Expiration Date
Plush Animals	State of Massachusetts	License to Manufacture and Sell Stuffed Toys in Massachusetts	July 1, 2017	June 30, 2018
Plush Animals	State of Pennsylvania	Stuffed Toy Registration Certificate	October 1, 2017	September 30, 2018
Plush Animals	State of Ohio	Bedding, Upholstered Furniture and Stuffed Toy Registration Joint License	May 31, 2017	May 31, 2018

In order to sell plush animals in the states of Massachusetts, Ohio, and Pennsylvania, we must have an annual registration in these states (see the list of licenses above). The annual registration fees are $300, $50, and $25 for Massachusetts, Ohio, and Pennsylvania respectively. We must also send a fee of $0.04 per plush item shipped to the state of Ohio.

Litigation
The Company is not subject to any litigation.

Other
The Company's principal address is 624 West Main Street, 3rd Floor, Louisville, KY 40202

The Company offers its product offerings in all states within the U.S. and more than 70 countries.

The Company has the following subsidiary:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Donguan Hui Chong Le Company	Wholly Foreign Owned Enterprise (WFOE)	Dongguan, Guangdong, China	September 29, 2013	100.0%

The Company's wholly-owned subsidiary, Donguan Hui Chong Le Company (the "Subsidiary"), employs 32 people at its facility in China. The Subsidiary is 100% owned by the Company and is managed by Cuddle Clones LLC.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
General Marketing	0.00%	$0.00	37.38%	$400,000.00
Research and Development	0.00%	$0.00	8.89%	$95,100.00
Future Wages	73.00%	$36,500.00	23.36%	$250,000.00

General Working Capital	20.00%	$10,000.00	23.36%	$250,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has absolute discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jennifer Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Co-founder, and Chief Operating Officer from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager and Chief Operating Officer, Cuddle Clones, LLC, from September 20, 2010 to Present

Education
BS Mathematics/Business University of Puget Sound 2000; MBA University of Louisville 2011

Name
William (Adam) Greene

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Co-founder, and Chief Marketing Officer, Cuddle Clones, LLC, from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, Chief Marketing Officer from September 20, 2010 to Present

Education
BS Marketing University of Louisville 2006; MBA University of Louisville 2011

Name
D. Victor Dawson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, September 20, 2010 to Present

Education
BS Industrial Management, Georgia Institute of Technology 1975; Executive MBA, Washington University of St. Louis, 1990

Name
Martin McClelland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, September 20, 2010 to Present

Education
BS Mechanical Engineering, Purdue 1994; MBA, Harvard Business School 1997

Name
G. Scott Lorang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, September 20, 2010 to Present

Education
BS Economics, University of Iowa 2000; MS Statistics, University of Iowa 2002

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Brennen Lawrence

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer from April 2, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer from April 2, 2018 to Present. Outside of Cuddle Clones, Mr. Lawrence has served as the Chief Financial Officer and Chief Operating Officer of Algar, Inc. 2017 to April 2018; Chief Executive Officer of iMON Solutions 2016-2017; and Chief Executive Officer Bolo Group 2015-2016

Education
BA Western Kentucky University 1992; MBA Bellarmine University 2002

Name
Jennifer Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Co-founder, and Chief Operating Officer from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager and Chief Operating Officer from September 20, 2010 to Present

Education
BS Mathematics/Business University of Puget Sound 2000; MBA University of Louisville 2011

Name
William (Adam) Greene

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, Chief Marketing Officer from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Marketing Officer from September 20, 2010 to Present

Education
BS Marketing University of Louisville 2006; MBA University of Louisville 2011

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Kentucky law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 14 employees in Kentucky and its wholly-owned subsidiary employs 32 persons in China.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue three classes of membership units: Common Units, Series A Preferred Units, and Incentive Units, each with the rights and preferences set forth in the Third Amended and Restated Operating Agreement of Cuddle Clones LLC (the "Company Operating Agreement").

The Company has issued the following outstanding Securities:

Common Units:
Upon organization of the Company, founders Jennifer Williams, Adam Greene, D. Victor Dawson, Erich Squire and Jillian Fohr were issued a total of 645 Common Units. Jennifer Williams was issued 337 Common Units which represents 33.7% ownership of the Company. Adam Greene was issued 194 Common Units which represents 19.4% ownership of the Company. D. Victor Dawson was issued 74 Common Units representing 7.4% ownership of the Company. Erich Squire was issued 20 Common Units representing 2.0% ownership of the Company. Jillian Fohr was issued 20 Common Units representing 2.0% ownership of the Company.

Series A Preferred Units:
In February 2013, 18 investors purchased an aggregate of 300 Series A Preferred Units, at a purchase price of $1,000 per Unit, for aggregate proceeds of $300,000.00 under the Regulation D, Rule 504(b)(1) exemption.

Incentive Units:
The Company is authorized to issue up to 55 Incentive Units. To date, the Company has issued a total of 55 Incentive Units to seven individuals, subject to certain vesting provisions relating to their continued provision of services to the Company. As of the date of this Form C, 53 Incentive Units have vested and 2 Incentive Units remain subject to vesting. All 55 Incentive Units will be fully vested on March 27, 2019.

The Company has the following debt outstanding:

Type of debt	Small Business Association (SBA) Bank loan
Name of creditor	Stock Yards Bank
Principal Amount outstanding	$448,785.18
Interest rate and payment schedule	Monthly payments of principal plus interest for 60 months from August 31, 2017. Interest rate is 5.75% per annum.
Amortization schedule	Payment is $9,608.38 per month.
Describe any collateral or security	Personally guaranteed by Jennifer Williams, COO of the Company. Collateral is in the form of a building owned by Jennifer Williams (Goldberg Main Street LLC), located at 639 W. Main St. Louisville, KY 40202.
Maturity date	August 31, 2022
Other material terms	N/A

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jennifer Williams	33.7%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from online sales.

The Company seeks to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets. If profitability is not achieved, another round of funding may be necessary.

The Company incurred total operating expenses of $1,795,069 and $1,565,606 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $1,679,472 in gross profit, resulting in a net income of $387,729. In 2017, the Company generated $1,945,636 in gross profit, resulting in a net income of ($158,909).

General & Administrative
The Company's general & administrative expenses as incurred and aggregated were $1,456,327 and $1,246,792 for the years ended December 31, 2017 and 2016, respectively.

Sales & Marketing
The Company's sales & marketing expenses as incurred and aggregated were $338,742 and $318,814 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Company plans to raise additional funds via a concurrent Regulation D offering; the combined proceeds of the two offerings (the "Combined Offering") are not to exceed $2,000,000.00.

Capital Expenditures and Other Obligations
The Company does not anticipate any material capital expenditures in the near future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00 of the $2,000,000.00 Combined Offering, including the concurrent Regulation D offering. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 10, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization

Please see 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate

0.0% per annum

Valuation Cap

$10,000,000.00

Discount

20.0%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Units pursuant to the terms of the Crowd Note.

 4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

 5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to the terms of the Crowd Note.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 a. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

 b. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the Purchase Price. No interest shall accrue on the Purchase Price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
 i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any shareholder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the

Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D
The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering.

Company Operating Agreement
On February 11, 2013, the Company and its members entered into the Third Amended and Restated Operating Agreement of Cuddle Clones LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold. The Company is a manager-managed limited liability company. As discussed above the Company has authorized and issued three classes of Membership Units: Common Units, Series A Preferred Units, and Incentive Units. Each class is described below.

Common Units

Voting Rights
Each holder of Common Units ("Common Member") shall be entitled to one vote for each Common Unit held. Unless otherwise provided in the Company Operating Agreement or required by the Kentucky Limited Liability Act, Series A Preferred Members and Common Members shall vote together as a single class of Units with respect to all matters. Unless otherwise provided in the Company Operating Agreement, any matter requiring the approval of the Members shall require the vote or consent of the holders of a majority of the voting units and such vote or consent may be by a written document or by e-mail confirmation.

Rights to Distributions
Distributions shall be made to the Series A Preferred Members, Common Members and Incentive Members *pro rata* in proportion to the number of Units held by such members after Series A Preferred Members have received an amount equal to $1,000.00 for each Series A Preferred Unit they own, as adjusted for any Unit splits, Unit dividends, recapitalizations or the like occurring after their purchase of those Units (the "Unreturned Series A Preferred Amounts").

Allocation of Profits and Losses
Net income or net loss for a fiscal year shall be allocated among the Members in a manner such that the capital account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited in the case of each nonrecourse liability to the gross asset value of the assets securing such liability) and the net assets of the Company were distributed to the Members immediately after making such allocations, minus (ii) such Member's share of the "Company Minimum Gain" (having the same definition as "Partnership Minimum Gain" as defined in Internal Revenue Regulations Sections 1.704-2(b)(2) and 1.704-2(d)), and an amount, with respect to each "Member Nonrecourse Debt" (having the same meaning

as "partner nonrecourse debt" set forth in Internal Revenue Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a "Nonrecourse Liability," determined in accordance with Internal Revenue Regulations Section 1.704-2(i)(3), computed immediately prior to the hypothetical sale of the assets.

Right to Receive Liquidation Distributions
Distributions upon liquidation shall be made first, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and second, to the Common Members in the same manner in which non- liquidating distributions are made.

Rights and Preferences
The Company shall give each Member written notice (an "Issuance Notice") of any proposed issuance by the Company of any equity securities (other than excluded securities) at least ten (10) business days prior to the proposed issuance date. The Issuance Notice shall specify the number and class of such equity securities and the price at which such equity securities are to be issued and the other material terms and conditions of the issuance. Each Member shall be entitled to purchase such Member's pro rata share of the equity securities proposed to be issued at the price and on the other terms and conditions specified in the Issuance Notice, however the Company is not obligated and is not liable to consummate any proposed issuance of such equity securities.

Series A Preferred Units

Voting Rights
Each holder of Series A Preferred Units ("Series A Preferred Member") shall be entitled to one vote for each Series A Preferred Unit held. Unless otherwise provided in the Company Agreement or required by the Kentucky Limited Liability Act, Series A Preferred Members and Common Members shall vote together as a single class of Units with respect to all matters. Unless otherwise provided in the Company Operating Agreement, any matter requiring the approval of the members shall require the vote or consent of the holders of a majority of the voting units and such vote or consent may be by a written document or by e-mail confirmation.

Rights to Distributions
Distributions shall be made to the Series A Preferred Members, Common Members and Incentive Members *pro rata* in proportion to the number of Units held by such members after Series A Preferred Members have received an amount equal to $1,000.00 for each Series A Preferred Unit they own, as adjusted for any Unit splits, Unit dividends, recapitalizations or the like occurring after their purchase of those Units (the "Unreturned Series A Preferred Amounts").

Allocation of Profits and Losses
Net income or net loss for a fiscal year shall be allocated among the Members in a manner such that the capital account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited in the case of each nonrecourse liability to the gross asset value of the assets securing such liability) and the net assets of the Company were distributed to the Members immediately after making such allocations, minus (ii) such Member's share of the "Company Minimum Gain" (having the same definition as "Partnership Minimum Gain" as defined in Internal Revenue Regulations Sections 1.704-2(b)(2) and 1.704-2(d)), and an amount, with respect to each "Member Nonrecourse Debt" (having the same meaning

as "partner nonrecourse debt" set forth in Internal Revenue Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a "Nonrecourse Liability," determined in accordance with Internal Revenue Regulations Section 1.704-2(i)(3), computed immediately prior to the hypothetical sale of the assets.

Right to Receive Liquidation Distributions
Distributions upon liquidation shall be made first, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and second, to the Series A Preferred Members in the same manner in which non- liquidating distributions are made.

Rights and Preferences
The Company shall give each Member written notice (an "Issuance Notice") of any proposed issuance by the Company of any equity securities (other than excluded securities) at least ten (10) business days prior to the proposed issuance date. The Issuance Notice shall specify the number and class of such equity securities and the price at which such equity securities are to be issued and the other material terms and conditions of the issuance. Each Member shall be entitled to purchase such Member's pro rata share of the equity securities proposed to be issued at the price and on the other terms and conditions specified in the Issuance Notice, however the Company is not obligated and is not liable to consummate any proposed issuance of such equity securities.

Incentive Units

Voting Rights
Except as otherwise provided in the Kentucky Limited Liability Act or as otherwise provided in the Company Operating Agreement, Members who hold Incentive Units ("Incentive Members") shall not be entitled to any vote or consent right with respect to those Incentive Units.

Rights to Distributions
Distributions shall be made to the Series A Preferred Members, Common Members and Incentive Members *pro rata* in proportion to the number of Units held by such members after Series A Preferred Members have received an amount equal to $1,000.00 for each Series A Preferred Unit they own, as adjusted for any Unit splits, Unit dividends, recapitalizations or the like occurring after their purchase of those Units (the "Unreturned Series A Preferred Amounts").

Allocation of Profits and Losses
Net income or net loss for a fiscal year shall be allocated among the Members in a manner such that the capital account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited in the case of each nonrecourse liability to the gross asset value of the assets securing such liability) and the net assets of the Company were distributed to the Members immediately after making such allocations, minus (ii) such Member's share of the "Company Minimum Gain" (having the same definition as "Partnership Minimum Gain" as defined in Internal Revenue Regulations Sections 1.704-2(b)(2) and 1.704-2(d)), and an amount, with respect to each "Member Nonrecourse Debt" (having the same meaning as "partner nonrecourse debt" set forth in Internal Revenue Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a "Nonrecourse Liability," determined in accordance with Internal Revenue Regulations Section 1.704-2(i)(3), computed immediately prior to the hypothetical sale of the assets.

Right to Receive Liquidation Distributions

Distributions upon liquidation shall be made first, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and second, to the Members in the same manner in which non- liquidating distributions are, less with respect to holders of Incentive Units, the amount determined by the Board of Managers which will (but will not necessarily be the minimum amount which will) cause such Units to constitute "profits interests" within the meaning of Internal Revenue Procedure 93-27 and 2001-43.

Rights and Preferences

The Company shall give each Member written notice (an "Issuance Notice") of any proposed issuance by the Company of any equity securities (other than excluded securities) at least ten (10) business days prior to the proposed issuance date. The Issuance Notice shall specify the number and class of such equity securities and the price at which such equity securities are to be issued and the other material terms and conditions of the issuance. Each Member shall be entitled to purchase such Member's pro rata share of the equity securities proposed to be issued at the price and on the other terms and conditions specified in the Issuance Notice, however the Company is not obligated and is not liable to consummate any proposed issuance of such equity securities.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more membership interests (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If the Company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jennifer Williams
Relationship to the Company	Chief Operating Officer
Total amount of money involved	$47,536.00
Benefits or compensation received by related person	Fees advanced by the Company for the benefit of Jennifer Williams's purchase of a building as an individual.
Benefits or compensation received by Company	None
Description of the transaction	Cuddle Clones intended to purchase a building in 2016. There were fees paid by Cuddle Clones for due diligence, lawyers, and an environmental inspection during the purchase process. However, Cuddle Clones did not purchase the building. Instead, Jennifer Williams purchased the building as

	an individual. The fees paid by Cuddle Clones will be reimbursed by Jennifer Williams to the Company upon the sale of the building or beginning of renovations, which is expected to occur in 2018.

Related Person/Entity	Jennifer Williams
Relationship to the Company	Chief Operating Officer
Total amount of money involved	$456,207.57
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company's COO provided personal guaranty on the Company bank loan. Further Company's COO collateralized the loan with personal property.
Description of the transaction	A loan in the amount of $500,000 is personally guaranteed by Jennifer Williams, COO. Collateral is in the form of a building owned by Jennifer Williams (Goldberg Main Street LLC), located at 639 W. Main St. Louisville, KY 40202.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brennen Lawrence
(Signature)

Brennen Lawrence
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brennen Lawrence
(Signature)

Brennen Lawrence
(Name)

Chief Executive Officer
(Title)

June 5, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jennifer Williams
_____
(Signature)

Jennifer Williams
_____
(Name)

Manager, Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jennifer Williams
_____
(Signature)

Jennifer Williams
_____
(Name)

Manager, Chief Operating Officer
_____
(Title)

June 5, 2018
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/William (Adam) Greene
_____
(Signature)

William (Adam) Greene
_____
(Name)

Manager, Chief Marketing Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William (Adam) Greene
_____
(Signature)

William (Adam) Greene
_____
(Name)

Manager, Chief Marketing Officer
_____
(Title)

June 5, 2018
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Company Pitch Deck
Exhibit F	Video Transcript

Exhibit A
Financial Statements

CUDDLE CLONES, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 15, 2018



Independent Accountant's Review Report

To Management
Cuddle Clones, LLC
Louisville, KY

We have reviewed the accompanying balance sheet of Cuddle Clones, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CUDDLE CLONES, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

		2017		**2016**
ASSETS				
CURRENT ASSETS				
Cash	$	852,452	$	669,912
Accounts Receivable		7,946		1,149
Inventory		22,869		46,326
Prepaid expenses		15,509		14,353
Related Party Loan Receivable		47,536		47,536
TOTAL CURRENT ASSETS		946,313		779,277
NON-CURRENT ASSETS				
Property, Plant, & Equipment, Net of Depreciation Expense		35,306		27,707
Other Assets, Net of Amortization Expense		20,055		4,861
Deposits		5,828		8,798
Goodwill		40,750		43,750
TOTAL FIXED ASSETS		101,939		85,116
TOTAL ASSETS		1,048,252		864,393

CUDDLE CLONES, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

	2017	**2016**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	69,730	39,642
Wages Payable	10,187	135
Sales Tax Payable	112	701
Deferred Revenue	271,409	280,522
Unearned Revenue	24,926	29,357
TOTAL CURRENT LIABILITIES	376,363	350,357
NON-CURRENT LIABILITIES		
Long-Term Notes Payable	471,021	-
TOTAL NON-CURRENT LIABILITIES	471,021	-
TOTAL LIABILITIES	847,384	350,357
MEMBERS' EQUITY		
Members' Capital	359,777	126,307
Retained Earnings	(158,909)	387,729
TOTAL MEMBERS' EQUITY	200,868	514,036
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,048,252	$ 864,393

CUDDLE CLONES, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 2,509,760	2,727,056
Discounts	(208,518)	(170,938)
Cost of Goods Sold	621,770	610,482
Gross Profit	1,679,472	1,945,636
Operating Expense		
Payroll & Related Expenses	1,111,214	940,512
Marketing & Advertising Expense	338,742	318,814
General & Adminstrative Expense	208,296	190,183
Legal & Professional Expense	80,643	50,424
Rent Expense	44,414	49,821
Amortization Expense	4,442	-
Depreciation Expense	4,233	13,037
Royalties Expense	1,588	236
Repairs & Maintenance Expense	1,002	1,182
Research & Development Expense	495	1,395
	1,795,069	1,565,606
Net Income from Operations	(115,598)	380,031
Other Income (Expense)		
Other Income	21,210	29,720
Interest Income	51	37
Other Expense	(19,167)	10
Interest Expense	(9,561)	-
State and Local Tax	(35,845)	(22,068)
Net Income	$ (158,909)	$ 387,729

CUDDLE CLONES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (158,909)	$ 387,729
Change in Accounts Payable	33,059	(10,546)
Change in Inventory	23,457	16,276
Change in Wages Payable	10,052	135
Change in Sales Tax Payable	(589)	701
Change in Prepaid Expenses	(1,156)	(12,582)
Change in Unearned Revenue	(4,431)	1,028
Change in Accounts Receivable	(6,797)	(900)
Change in Deferred Revenue	(9,113)	(214,717)
Change In Goldberg Loan	-	(47,536)
Net Cash Flows From Operating Activities	(114,429)	119,588
Cash Flows From Investing Activities		
Purchase of Property, Plant, & Equipment	(46,227)	(115,526)
Purchase of Subsidiary, Goodwill	-	45,000
Change in Non-Compete	-	5,000
Change Intangible Assets	16,636	-
Change in Depreciation Expense	5,355	6,058
Change in Amortization Expense	4,442	1,389
Net Cash Flows From Investing Activities	(19,793)	(58,079)
Cash Flows From Financing Activities		
Proceeds of Long-Term Notes Payable	471,021	-
Change in Member' Capital	233,470	71,916
Change in Retained Earnings	(387,729)	(73,524)
Net Cash Flows From Investing Activities	316,762	(1,608)
Cash at Beginning of Period	669,912	610,011
Net Increase (Decrease) In Cash	182,540	59,901
Cash at End of Period	$ 852,452	$ 669,912

CUDDLE CLONES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Starting Equity (Deficit)	$ 514,036	$ -
Change in Members' Capital	233,470	126,307
Change in Retained Earnings	(546,638)	387,729
Ending Equity (Deficit)	$ 200,868	$ 514,036

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Cuddle Clones, LLC. ("the Company") is a limited liability company organized under the laws of the State of Kentucky. The Company creates custom plush animals according to a customer's picture of their pet. The Company holds its headquarters in the United States and operates its manufacturing facility in Dongguan, China.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company recognizes unearned revenue for one year on gift cards, after one year, revenue is recognized. The Company recognizes deferred revenue for orders placed, but not yet shipped on 12/31/2017.

Rent

The company has two noncancelable operating leases as of December 31, 2017. The location in Louisville, KY, currently has a 61-month lease that began on April 30th, 2014. It is probable the Company will renew on May 31, 2020. The aggregate future minimum rental payments due in the following years include: $21,000 (in 2018), $22,750 (in 2019), $10,000 (in 2020). The Company also has an operating lease for its subsidiary in Dongguan, China until May 2, 2020. It is probable the Company will renew and extend the lease to May 2, 2022. The aggregate future minimum rental payments due in the following years include: $21,600 (in 2018), $21,600 (in 2019), $9,000 (in 2020).

Advertising

The Company records advertising expenses in the year incurred.

Inventory

Inventory is stated at cost. Inventory counts are conducted according to product being manufactured; Collars are counted quarterly, shipping materials are counted each month, and plush material is counted monthly.

Property, Plant, and Equipment

The Company applies straight-line and double declining depreciation to Property, Plant & Equipment. In some cases, Section 179 is elected, and the asset is fully depreciated within the tax year. The Company's useful lives are generally dependent on the modified accelerated cost recovery system (MACRS). Newly acquired assets must be a minimum of $2,500 in order to be capitalized.

Goodwill

The Company acquired Cartoonize My Pet in 2016. Goodwill was recognized at $45,000 and will be amortized until 2026. This alternative method for the subsequent measurement of goodwill is allowed under FASB ASC 35-20-35-62.

Shipping

Shipping and handling costs are a portion of cost of goods sold. Shipping from China workshop to US headquarters and shipping to the customer.

Subsidiary

The company acquired a subsidiary in 2016 and has since operated it as a Wholly Foreign Owned Enterprise (WFOE) in China. Upon acquisition, all financials were consolidated according to GAAP and intra-entity transactions eliminated.

Other Assets

Other assets consist of loan origination fees and a non-compete. The portion that is loan origination fees is for debt incurred on August 31, 2017, net of amortization the amounts for these fees are, $15,526.90 (2017). In the acquisition of Cartoonize My Pet, non-compete fees were incurred and reflected net of amortization are, $4,528 (2017) and $4,861 (2016).

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company is subject to tax filing requirements as a Limited Liability Company in the federal jurisdiction of the United States. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service for three years from the date due or date filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Kentucky. The Company's tax filings in the State of Kentucky for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- DEBT

The Company currently has one outstanding loan with a term of 60 months that began on August 31, 2017 in the amount of $500,000, at 5.75%. This loan will reach maturity, August 31, 2022.

NOTE D – RELATED PARTY LOAN RECEIVABLE

The Company's co-founder, Jennifer Williams, began the process of purchasing an office building for the Company, but the Company decided on a different course of action, and subsequently no longer intended to acquire the building. Payment for the entire loan will be made by December 31, 2018 via financing activities or by disposal of the property.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the obligations of the Company is limited to their capital contributions.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company sources its products from a single factory located outside the United States. The Company may experience shortages or delays in shipping its products due to interruptions at this facility or during transport from this facility.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 15, 2018, the date that the financial statements were available to be issued.

Exhibit B

Company Summary



Company: Cuddle Clones®

Market: Pet Consumer Products

Product: Creates custom stuffed animal versions of people's pets and other customized pet products

Company Highlights

- More than 30,000 Cuddle Clones sold since inception
- More than $7 million in revenue since inception
- Profitable in 2015 and 2016
- 275,000+ social media followers and 100,000+ email subscribers

PERKS

$100: Free Cuddle Clones branded bandana

$250: 25% off a Plush Cuddle Clone

$1,500: 50% off a Plush Cuddle Clone

$3,000: One free Plush Cuddle Clone

$5,000: Two free Plush Cuddle Clones

COMPANY SUMMARY

Opportunity

The Cuddle Clones® story began when Founder Jennifer Williams was lying down with her best pal in the world, her Great Dane Rufus. Jennifer thought to herself, "It would be great to have a stuffed animal of Rufus! Not a generic stuffed animal, but one that was 100% custom made to look just like him." Several years later, after Rufus passed away, Jennifer decided that she would finally pursue the idea she had never quite let go of and, in doing so, honor Rufus's memory. It was on this day in 2009 that Cuddle Clones was born.

Today, Cuddle Clones not only offers a unique, quality product to pet lovers everywhere but also gives back to the pet community whenever and wherever possible through pet-related causes and charities. A portion of the proceeds from each Cuddle Clone purchased goes to pet-related causes to help animals get the care and love they deserve. Cuddle Clones also offers a wide variety of custom pet products beyond stuffed animals and aims to become a place for pet lovers to indulge in their affection for and celebration of their pets. By making soft, adorable, customized stuffed animal versions of people's pets, Cuddle Clones seeks to capture the bond between people and their pets.

Product

To build a Cuddle Clones stuffed animal, customers visit cuddleclones.com and simply upload photos of their pet, choose the stuffed animal's position, submit any distinguishing features – such as scars or moles, and checkout. Depending on the pet, customers can choose the body position (sitting, standing, or lying down), mouth, ear positions, eye colors, and tail position. Dog and cat Cuddle Clones are usually between 13 inches and 24 inches in length, depending on the breed.





Cuddle Clones are handmade with premium plush materials, most commonly polyester and acrylic. Cuddle Clones also utilizes water-based airbrushing techniques to get certain color effects. Cuddle Clones offers a full refund to customers who are not satisfied with their product.

Cuddle Clones' other plush products include a custom plush replica holiday stocking, slippers, and golf club head covers custom made to look like your pet.





Non-plush products custom made to look like your pet include figurines, ornaments, necklaces, and even earrings. The company offers personalized pet memorials, including granite memorials, brass urns, and wood memorials, along with accessories such as custom collars. The company also offers the ability to create customized cartoons of your pet and put that "cartoonized" version of your pet on various products.



Use of Proceeds and Product Roadmap

Cuddle Clones intends to use the majority of proceeds from this round on the following:

- **Marketing:** The company has seen a drop in the cost to acquire a customer since taking all digital marketing efforts in-house in Q3 2017. Consequentially the ROI on such campaigns has improved during that time. The company will invest in these existing campaigns with a portion of the investment raised in order to increase sales and maximize the capacity of their manufacturing workshop.
- **Product Expansion:** This year's new product launch includes new plush products and other lower-priced custom offerings that will provide a unique way to celebrate customers' pets. These additional products are expected to increase the overall conversion rate and provide upsell and add-on opportunities to those customers buying plush products.
- **Increase Online Community:** The company plans to increase engagement with its customer base on their website with additional interactive features, more pet and breed-specific content, and frequent contests and games. Users will also have an opportunity to submit a shelter for donation consideration, and search for local animal-related volunteer opportunities.

If the minimum $50,000 is raised, the majority of proceeds will be used for future wages ($36,500). If the maximum $1,070,000 is raised, the majority of proceeds will be used on general marketing ($400,00), future wages ($250,000), and general working capital ($250,000).



Minimum $50,000 Raised
$3,500
$10,000
$36,500
Future Wages
General Working Capital
Intermediary Fees

Maximum $1,070,000 Raised
$74,900
$95,100
$400,000
$250,000
$250,000
General Marketing
Future Wages
General Working Capital
Research and Development
Intermediary Fees

Business Model

The price for a dog, cat, or horse Cuddle Clones stuffed animal is $249. The price for a smaller stuffed animal, such as a rabbit or guinea pig, is $179. Customers can also pay extra to get expedited production. A typical plush Cuddle Clones order takes approximately eight weeks to process.

Cuddle Clones also sells many other custom pet products that range in price:

- **Other various plush products**: $129 to 249
- **Figurines and ornaments**: $89 to $119
- **Memorials**: $89 to $139
- **Pet cartoon products**: $5 to $50
- **Accessories**: $19 to $40

In all of 2017, the company sold more than 9,100 Cuddle Clones. The company has sold more than 30,000 Cuddle Clones since inception.



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2018 Metrics

In Q1 2018, the company sold 2,519 plush Cuddle Clones compared to 1,535 plush Cuddle Clones Q1 2017. That represents a 64% increase.

In Q1 2018, Cuddle Clones generated approximately $611,000 in revenue compared to approximately $394,000 in revenue in Q1 2017. This represents a 55% revenue increase. In Q1 2018, Cuddle Clones had a net loss of approximately $128,000 compared to a net loss of approximately $157,000 in Q1 of 2017, around a 23% improvement year-over-year.



In May 2018, Cuddle Clones released a new website that is more user friendly and mobile responsive compared to their old website. The company expects this improvement will positively impact overall company performance going forward.

Revenue

The company generated more than $2.2 million in revenue in 2017, compared to more than $2.5 million in revenue in 2016. The difference in revenue is the result of when the product was shipped and revenue was recorded. In 2015, Q4 orders were significant and resulted in delivery of those orders being pushed into Q1 2016 and thus the revenue for Q4 2015 orders was recorded in 2016. The company improved production and delivery in Q4 2016, which has helped improve the timeliness of financial reporting.



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Expense Breakdown

In 2017, expenses totaled $2.4 million (~$1.3 million for cost of goods sold and ~$1.1 million for operating expenses). In 2016, expenses totaled almost $2.2 million (~$1.3 million for cost of goods sold and ~875,000 for operating expenses). In Q1 of 2018 the total expenses were $734,151 with COGS equaling $138,014 and operating expenses equaling $596,137. The company has invested in enhancements in the website and product development in Q1 that has made the percentage of operating costs a higher percentage than in past years.



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Net Income

In 2016 and 2015, the company was profitable, with a net profit of more than $387,000 and $73,000, respectively. In 2017 the company began investing significantly in building a new website, enhancing other digital properties and assets, intellectual properties, as well as extensive product development. This resulted in a net loss of approximately $138,000 for 2017.



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According to the 2017-2018 American Pet Products Association's (APPA) National Pet Owners Survey, 68% of American households own a pet, equating to 84.6 million pet-owning households in the U.S. In 2017, pet industry spending hit a record high of $69.51 billion, up 4.13% from 2016. This growth is expected to continue, with pet industry revenue projected to reach $72.13 billion in the U.S. in 2018.[i]

Owners are spending increasingly more on their pets. As shown in the graph below, annual spending per pet has increased substantially. Annual U.S. spending on pets grew nearly 70% over the last decade – rising from $41.2 billion in 2007 to $69.51 billion in 2017.[ii] A big reason for this rise in spending is that nearly all pet owners (95%) consider their pets to be members of the family. Almost half (45%) of pet owners frequently or occasionally buy birthday presents for their pets, nearly one-third (31%) cook for their pets, a majority (71%) of owners let their pets sleep with them in bed frequently or occasionally, and almost two-thirds (64%) buy their pets holiday presents.[iii]



Millennials seem particularly proud to be labeled "pet parents." According to ecommerce company Zulily, 82% of millennial pet owners had bought dog- or cat-themed merchandise to display their love for their pets. Even more (92%) purchased gifts for their pets, like toys, clothing, and treats. In fact, millennial pet owners are so devoted to their pets (per Zulily) that 71% said they would take a pay cut if it meant they could bring their pet to work on a daily basis.[iv]

Cuddle Clones is seeking to capitalize on the growth in the pet industry by creating many products made in your pet's likeness targeted to pet owners. Globally, the market for stuffed and plush toys is projected to grow at a compound annual growth rate of 6.2% from 2017 to 2026 to reach more than $11 billion.[v] According to a report by The NPD Group, plush sales had the second highest annual growth rate of all toy categories in 2017 with a 6% increase, second only to the "Other Toys" category.[vi]

COMPETITORS

Petsies: Launched in March 2016, Petsies is a spinoff of the stuffed animal company, Budsies. Customers send in a picture of their pet and the Petsies design team creates a custom lookalike stuffed animal. Petsies offers two different products: Huggables and Forevers. Huggables regularly cost $199 and come with soft, polyester fur, custom noses and eyes, and an airbrush touch up. Forevers regularly cost $249 and include premium, realistic polyester furs, specialty nose and eyes, and full airbrushing to match each pet's markings.[vii]

The Shelter Pups: The Shelter Pups sells customizable cat and dog stuffed animals. Customers submit pictures of their pet (front and side views) so that the company can recreate a handmade felted version of their pet. A custom stuffed plush dog or cat costs $125, and the average turnaround time to fulfilling an order is approximately one to two weeks.[viii] The Shelter Pups donates a portion of profits to local animal shelters.

EXECUTIVE TEAM



Jennifer Williams, Co-founder and Chief Cloning Officer: Prior to founding Cuddle Clones, Jennifer spent 10 years as a benefits consulting actuary. Her last job before making the entrepreneurial leap was with PricewaterhouseCoopers. She is actively involved in the entrepreneurial community in Louisville and periodically develops financial models and does financial analysis work for other companies in the area. She lives with her husband, Danny, and two fur children, Izzy and Annie. Jennifer has a BS in Mathematics and Business from the University of Puget Sound and an MBA from the University of Louisville.



Adam Greene, Co-founder and Chief Marketing Officer: Adam's background is in digital marketing, more specifically conversion rate optimization and integrated digital campaigns. He has a BA and an MBA from the University of Louisville and has most recently worked as a Digital Marketing Consultant for Humana Inc., a leading insurance provider in Louisville, Kentucky, as well as several other smaller companies prior to and during his involvement with Cuddle Clones.



Brennen Lawrence, Chief Executive Officer: Brennen is a driving force behind Cuddle Clones' growth strategy that includes new products, market expansion, and building an organization to support the growth. His C-suite experience, collaborative leadership style, and operational experience have positioned him well for this role. Brennen has an MBA from Bellarmine University and BA from Western Kentucky University.

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $10,000,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $10,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

HuffPost: Now You Can Clone Your Pet As A Stuffed Animal, If You're Into That
Buzzfeed: This Toy Company Will Make A Stuffed Animal Replica Of Your Pet
CNN: Beloved pets meet their toy lookalikes
Gizmodo: This Site Will Make a Stuffed Animal Clone of Your Pet
Fox Business: Creating custom stuffed animal clones of your pet
The Meredith Vieira Show: Something You Should Know: Cuddle Clones!
Louisville Business First: Louisville's fastest-growing company to boost jobs by nearly 5X
The Lane Report: Cuddle Clones announces new Louisville home
Lifehacker: Cuddle Clones Are Plush Replicas of Your Favorite Pets
USA TODAY: Cuddle Clones makes toys that look like your pets
MSNBC: Cuddle Clones: How the e-commerce stuffed animal business grew
Louisville Business First: Louisville plush pet toy company merges with cartoon customizer

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[i] http://www.americanpetproducts.org/press_industrytrends.asp
[ii] http://www.americanpetproducts.org/press_industrytrends.asp
[iii] https://www.prnewswire.com/news-releases/more-than-ever-pets-are-members-of-the-family-300114501.html
[iv] https://www.mediapost.com/publications/article/314814/millennials-are-obsessed-with-pets.html
[v] https://www.persistencemarketresearch.com/market-research/stuffed-plush-toys-market.asp
[vi] https://www.npd.com/wps/portal/npd/us/news/press-releases/2018/toy-sales-globally-and-in-the-us-both-grow-by-1-percent-in-2017-reports-the-npd-group/
[vii] https://www.mypetsies.com/pricing/
[viii] http://www.shelterpups.com/custom_order.php

Exhibit C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Cuddle Clones LLC
624 W. Main St., 3rd Floor
Louisville, KY 40202

Ladies and Gentlemen:

The undersigned understands that Cuddles Clones LLC., a Limited Liability Company organized under the laws of Kentucky (the "Company"), is offering up to $1,070,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 5, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on August 10, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Kentucky, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Kentucky, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Kentucky, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	624 W. Main St., 3rd Floor Louisville, KY 40202 Attention: Jennifer Williams
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Cuddles Clones LLC
By_____ Name: Title:

Exhibit D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Cuddles Clones LLC

CROWD NOTE

FOR VALUE RECEIVED, Cuddles Clones LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is August 10, 2018.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the member units of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would

hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding Member Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interests, (ii) exercise of all outstanding options and warrants to purchase Membership Interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2(a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has

been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Membership Interests**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Kentucky as applied to other instruments made by Kentucky residents to be performed entirely within the state of Kentucky, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to

the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Kentucky, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any

proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Exhibit E

Company Pitch Deck



Investor Presentation

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



About Us

We aim to capture the bond between you and your pet through personalized products









What We Do

We make soft, adorable, customized stuffed animal versions of people's pets at our wholly owned subsidiary



Cuddle Clones

Customer Experience

Customers submit a few pet photos and, within weeks, their Cuddle Clone arrives at their door

  

 Cuddle Clones

Key Metrics

Global Pet Industry
- $72.3 billion
- 68% of U.S. households own a pet

Cuddle Clones
- 577% growth with a 43% gross margin over past three years
- Controlled manufacturing costs with wholly owned subsidiary
- Low customer acquisition costs
- 275,000 social media followers and 105,000 email subscribers


Cuddle Clones

Pet Industry Statistics: http://www.americanpetproducts.org/press_industrytrends.asp

Investing in Growth

Seeking up to $1.07M investment

 Expansion
- Product lines
- Global footprint
- Customer engagement

 Marketing
- Double down on proven tactics
- Additional channels

 Talent Acquisition
- Content creators
- Product designers
- Customer service team

 **Cuddle Clones**

2018 New Products

















Why Invest

- Our high-quality custom products yield returns; we were profitable in 2016 and 2017

- 477% growth over the past three years

- Effective SEO and marketing campaigns have contributed to a 55% increase in Q1 2018 revenue versus Q1 2017

- Our high-margin flagship product and low inventory costs help us achieve our goal of positive cash flow


Cuddle Clones

Leadership Team



Brennen Lawrence – Chief Executive Officer



Jennifer Williams – Co-founder / Chief Cuddle Officer



Adam Greene - Co-founder / Chief Marketing Officer



Mark Tu – Head of Operations, China



Cuddle Clones





Exhibit F

Video Transcript

Cuddle Clones Video Script

Narrator: In 2017, the pet industry was responsible for nearly 70 billion dollars in expenditures in the United States alone. People love their pets and treat them like they are part of the family. Cuddle Clones offers custom pet products, unique to every family's pet. Customers submit their pet photos online - select a few customization options - and then choose from any one of our hand crafted products made to look exactly like their pets. Products are then shipped directly to each family.

It all started with the original Cuddle Clone product, a plush replica, made to look exactly like their pet.

Jennifer Williams: I first had the idea when I was taking a nap one afternoon with my dog, Rufus. I was lying next to him and loving on him and I thought how great it would be to have a custom stuffed animal of him. He was a harlequin Great Dane with unique markings and two different colored eyes – and I knew I wouldn't be able to find a stuffed animal like him in a store. So I put the idea away and didn't resurrect it until Rufus got sick and passed away… In that moment I just wanted to hug Rufus again and have a lasting and tangible memorial to sort of honor that relationship. And that's when Cuddle Clones was really born.

So my Co-Founder Adam and I did some market research and we were pleasantly surprised to find that there was a pretty large market for our products. Students going off to college, military personnel leaving for deployment, seniors who have to move into an assisted living facility and can't be with their pet… but honestly the biggest segment of all was just the crazy pet lovers who thought our products were a super cute way to celebrate the love for their pet.

We want people to love our products as much as we do. That's why we've created a team of pet lovers who care about what we provide. Each product is hand crafted and designed with premium materials to look like the customers' pet based on their pictures and personalized inputs. If for whatever reason a customer is not happy with their purchase, we offer a 100% money back guarantee. Our dedication to quality and customer service from Day 1 has led to a lot of happy customers and great traction.

Video Clips: Look at this. That's the real Jasper, look at this Jasper. Is that the coolest thing you have ever seen?

So when I'm in L.A. and I miss Nala, I can…

Growling, but I love them…

Jennifer Williams: We've built an online community of over a quarter of a million followers and we have millions of dollars in revenue.

We also offer a growing number of personalized products custom made to look JUST like your pet. From our flagship product, the original plush cuddle clone, to custom house slippers, golf club covers, figurines, jewelry… We offer a little something for every pet owner.

And all of this without a large investment. But now we need to bring our company to every pet owner and we need your help. That's what this investment is all about. Scaling up so that we can make the entire world aware of our products and in the process help the pet community that we that love so much.

With your investment, we will expand our core products and add tiers of products at lower price points. We'll also expand our website to include new functionality to foster engagement with our customer base. We know our customers love their pets as much as we do so we want to provide them a platform where they can celebrate the individuality of their pet and express that love. We'll offer contests, games, the ability to submit local shelters and charities for donations, and much, much more.

Here at Cuddle Clones we love our pets. Our team is like a family. We do everything we can to help by giving back our time and a portion of all of our profits to help animals in need.

Narrator: If you invest in Cuddle Clones you are investing in a team of people who will do everything in their power to make this company a success.

Jennifer Williams: We hope that you come with us on this journey and become a part of our community. Thank you.